UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CIRRUS LOGIC, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
172755100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
G. Scott Thomas, Esq.
Vice President, General Counsel and Corporate Secretary
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746
(512) 851-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
William R. Volk, Esq.
Vinson & Elkins L.L.P.
2801 Via Fortuna
Suite 100
Austin, Texas 78746
(512) 542-8400
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$384,828.00	$11.81
*	The transaction valuation is estimated solely for purposes of determining the filing fee and should not be used or relied upon for any other purpose. The “transaction valuation” set forth above is based on the Black-Scholes option valuation model as of August 29, 2007, and assumes that all outstanding options eligible for tender covering an aggregate of 139,390 shares of common stock of Cirrus Logic, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Amend or Cancel and Replace Eligible Options, dated August 30, 2007 (the “Offer Document”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)      Name and Address.
          The name of the issuer is Cirrus Logic, Inc., a Delaware corporation (“Cirrus Logic” or the “Company”); the address of its principal executive office is 2901 Via Fortuna, Austin, Texas 78746; its telephone number is (512) 851-4000. The information set forth in the Offer Document under Section 11 (“Information Concerning Cirrus Logic”) is incorporated herein by reference.
(b)      Securities.
          This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to amend or to cancel and replace certain outstanding “Eligible Options” (as defined in the Offer Document attached hereto as Exhibit (a)(1)) held by certain current employees who are Eligible Optionees (as defined in the Offer Document attached hereto as Exhibit (a)(1)). Eligible Options that are cancelled under the terms of the Offer will be replaced with “New Options” (as defined in the Offer Document attached hereto as Exhibit (a)(1)). In both cases, Eligible Options will be amended, or cancelled and replaced, as applicable, so that the holders of those Eligible Options will not be subject to potential adverse tax consequences under Internal Revenue Code Section 409A. Each Eligible Optionee may elect to tender his or her Eligible Option(s) for amendment or cancellation and replacement, as applicable. The exercise price per share of the Company’s common stock, par value $0.001 per share, purchasable under an Eligible Option will be amended to an increased exercise price, and the holder of such Eligible Option may also become eligible to receive a special Cash Payment (as defined in the Offer Document attached hereto as Exhibit (a)(1)) from the Company. Eligible Options with an original grant date of August 15, 2001, or February 21, 2002, will be cancelled and replaced with a New Option that has a lower exercise price per share, after the amendment described above, and holders of such New Options will not receive a Cash Payment. The amendment or cancellation and replacement of Eligible Options under this Offer, as applicable, will be subject to the terms and to the conditions set forth in the Offer Document and the following related documents: the forms of Election Form and Withdrawal Form, as applicable, attached hereto as Exhibits (a)(3) and (a)(4), respectively, the form of Stock Option Amendment and Special Cash Payment Agreement applicable to Amended Options (as defined in the Offer Document attached hereto as Exhibit (a)(1)) and attached hereto as Exhibit (a)(5) (the “Amendment Agreement”), and the form of new option agreement applicable to New Options and attached hereto as Exhibit (a)(6) (collectively, as each such document may be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 4 p.m. Central Time on October 1, 2007, but may be extended (the “Expiration Date”). As of August 28, 2007, Eligible Options to purchase 139,390 shares of Cirrus Logic’s common stock were outstanding.
          The information set forth in the Offer Document on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options; Cancellation of Eligible Options and Replacement With New Options; Cash Payment; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Cancelled and Replaced”), Section 6 (“Acceptance of Eligible Options for Amendment or Cancellation and Replacement and Commitment to Make Cash Payment”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options and New Options”) is incorporated herein by reference.

(c)      Trading Market and Price.
          The information set forth in the Offer Document under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)      Name and Address.
          The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer Document (“Information Concerning the Directors and Executive Officers of Cirrus Logic, Inc.”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a)      Material Terms.
          The information set forth in the Offer Document on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options; Cancellation of Eligible Options and Replacement With New Options; Cash Payment; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Cancelled and Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment or Cancellation and Replacement and Commitment to Make Cash Payment”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options and New Options”), Section 10 (“Amended Options and New Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”), and the information set forth in Exhibits (a)(3), (a)(4), (a)(5), (a)(6), (a)(7), and (a)(8) attached hereto, is incorporated herein by reference.
(b)      Purchases.
          None of the members of the Company’s Board of Directors or the Company’s executive officers may participate in the Offer. The information set forth in the Offer Document under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e)      Agreements Involving the Subject Company’s Securities.
          The information set forth in the Offer Document under Section 9 (“Source and Amount of Consideration; Terms of Amended Options and New Options”) and Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. See also (1) the Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated as of July 25, 2001, which is incorporated by reference from Exhibit 4.6 to Form S-8, filed with the SEC on August 10, 2001, (2) the form of stock option agreement under the

Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated, attached hereto as Exhibit (d)(4), (3) the Cirrus Logic, Inc. 2002 Stock Option Plan, which is incorporated by reference from Exhibit 10.9 to Form 10-K, filed with the SEC on June 13, 2003, (4) the form of stock option agreement under the Cirrus Logic, Inc. 2002 Stock Option Plan, which is incorporated by reference from Exhibit 4.2 to Form S-8, filed with the SEC on August 8, 2002, (5) the Cirrus Logic, Inc. 2006 Stock Incentive Plan, which is incorporated by reference from Exhibit 4.3 to Form S-8, filed with the SEC on August 1, 2006, (6) the First Amendment to the Cirrus Logic, Inc. 2006 Stock Incentive Plan, which is incorporated by reference from Exhibit 10.1 to Form 8-K, filed with the SEC on February 20, 2007, and (7) the form of stock option agreement under the Cirrus Logic, Inc. 2006 Stock Incentive Plan, which is incorporated by reference from Exhibit 4.4 to Form S-8, filed with the SEC on August 1, 2006.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)     Purposes.
          The information set forth in the Offer Document under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b)      Use of Securities Acquired.
          The information set forth in the Offer Document under Section 6 (“Acceptance of Eligible Options for Amendment or Cancellation and Replacement and Commitment to Make Cash Payment”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
(c)      Plans.
          The information set forth in the Offer Document under Section 2 (“Purpose of the Offer”) and Section 11 (“Information Concerning Cirrus Logic”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)      Source of Funds.
          The information set forth in the Offer Document under Section 9 (“Source and Amount of Consideration; Terms of Amended Options and New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.
(b)      Conditions.
The information set forth under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
(d)      Borrowed Funds.
          Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)      Securities Ownership.
          The information set forth in the Offer Document under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
(b)      Securities Transactions.
          The information set forth in the Offer Document under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)      Solicitations or Recommendations.
          Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)      Financial Information.
          The information set forth in the Offer Document under Section 11 (“Information Concerning Cirrus Logic”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, and Item 1 (“Financial Statements”) of the Company’s Form 10-Q for the quarter ended June 30, 2007, are incorporated herein by reference.
(b)      Pro Forma Information.
          Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)      Agreements, Regulatory Requirements, and Legal Proceedings.
          The information set forth in the Offer Document under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b)      Other Material Information.
          Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)	Offer to Amend or Cancel and Replace Eligible Options, dated August 30, 2007.
(a)(2)	Form of Email Announcement of Offer to Amend or Cancel and Replace Eligible Options.
(a)(3)	Form of Election Form.
(a)(4)	Form of Withdrawal Form.
(a)(5)	Form of Stock Option Amendment and Special Cash Payment Agreement.
(a)(6)	Form of New Option Agreement.
(a)(7)	Plan Provisions Comparison Chart.
(a)(8)	Frequently Asked Questions Regarding the Offer to Amend or Cancel and Replace Eligible Options.
(a)(9)	Forms of Acknowledgement of Receipt of Election Form/Withdrawal Form.
(a)(10)	Form of Reminder of Expiration Date.
(a)(11)	Employee Presentation.
(d)(1)	Cirrus Logic, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2007, is incorporated herein by reference.
(d)(2)	Cirrus Logic, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on July 31, 2007 is incorporated herein by reference.
(d)(3)	The Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated as of July 25, 2001, is incorporated herein by reference from Exhibit 4.6 to Form S-8, filed with the SEC on August 10, 2001.
(d)(4)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated.
(d)(5)	The Cirrus Logic, Inc. 2002 Stock Option Plan, as amended, is incorporated herein by reference from Exhibit 10.9 to Form 10-K, filed with the SEC on June 13, 2003.
(d)(6)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2002 Stock Option Plan is incorporated herein by reference from Exhibit 4.2 to Form S-8, filed with the SEC on August 8, 2002.
(d)(7)	The Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.3 to Form S-8, filed with the SEC on August 1, 2006.
(d)(8)	The First Amendment to the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 10.1 to Form 8-K, filed with the SEC on February 20, 2007.
(d)(9)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.4 to Form S-8, filed with the SEC on August 1, 2006.
(g)	Not applicable.
(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     (a)      Not applicable.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
CIRRUS LOGIC, INC.

/s/ G. Scott Thomas, Esq.
By:
G. Scott Thomas, Esq.
Vice President, General Counsel and Corporate Secretary
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746
(512) 851-4000
Date: August 30, 2007

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Amend or Cancel and Replace Eligible Options, dated August 30, 2007.
(a)(2)	Form of Email Announcement of Offer to Amend or Cancel and Replace Eligible Options.
(a)(3)	Form of Election Form.
(a)(4)	Form of Withdrawal Form.
(a)(5)	Form of Stock Option Amendment and Special Cash Payment Agreement.
(a)(6)	Form of New Option Agreement.
(a)(7)	Plan Provisions Comparison Chart.
(a)(8)	Frequently Asked Questions Regarding the Offer to Amend or Cancel and Replace Eligible Options.
(a)(9)	Forms of Acknowledgement of Receipt of Election Form/Withdrawal Form.
(a)(10)	Form of Reminder of Expiration Date.
(a)(11)	Employee Presentation.
(d)(1)	Cirrus Logic, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2007, is incorporated herein by reference.
(d)(2)	Cirrus Logic, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on July 31, 2007.
(d)(3)	The Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated as of July 25, 2001, is incorporated herein by reference from Exhibit 4.6 to Form S-8, filed with the SEC on August 10, 2001.
(d)(4)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 1996 Stock Plan, as amended and restated.
(d)(5)	The Cirrus Logic, Inc. 2002 Stock Option Plan, as amended, is incorporated herein by reference from Exhibit 10.9 to Form 10-K, filed with the SEC on June 13, 2003.
(d)(6)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2002 Stock Option Plan is incorporated herein by reference from Exhibit 4.2 to Form S-8, filed with the SEC on August 8, 2002.
(d)(7)	The Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.3 to Form S-8, filed with the SEC on August 1, 2006.
(d)(8)	The First Amendment to the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 10.1 to Form 8-K, filed with the SEC on February 20, 2007.
(d)(9)	Form of Stock Option Agreement under the Cirrus Logic, Inc. 2006 Stock Incentive Plan is incorporated herein by reference from Exhibit 4.4 to Form S-8, filed with the SEC on August 1, 2006.
(g)	Not applicable.
(h)	Not applicable.